

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684-6708 .
Website: secretaryofstate.biz

Filed in the office of	Document Number
[signature]	**20070784479-38**
Ross Miller	Filing Date and Time
Secretary of State	**11/16/2007 12:05 PM**
State of Nevada	Entity Number
	C14384-2004

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation
For Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

Med-Tech Solutions, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

By resolution of the board of directors, Med-Tech Solutions, Inc. designates the "Series A Preferred Stock," having the designation, preferences and relative other rights, and the qualifications, limitations and restrictions as set forth in the Certificate Of Designation, Preferences And Rights of Series A Preferred Stock attached hereto.

3. Effective date of filing (optional): _____
(must not be later than 90 days after the certificate is filed)

4. Officer Signature (Required): X

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State AM 78.1955 Designation 2007
Revised on: 01-01-07

CERTIFICATE OF DESIGNATION, PREFERENCES
AND RIGHTS OF SERIES A PREFERRED STOCK
OF
MED-TECH SOLUTIONS, INC.

MED-TECH SOLUTIONS, INC., a corporation organized and existing under the laws of the State of Nevada (the "Corporation"), DOES HEREBY CERTIFY THAT:

A.   Pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") and pursuant to the provisions of Section 78.195 of the Nevada General Corporation Law, the Board of Directors, by unanimous written consent in lieu of a meeting dated November 16, 2007, adopted the following resolution providing for the designation, preferences and relative other rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock.

WHEREAS, the Certificate of Incorporation of the Corporation provides for two classes of shares known as common stock, $0.001 par value per share (the "Common Stock"), and preferred stock, $0.001 par value per share (the "Preferred Stock"); and

WHEREAS, the Board of Directors of the Corporation is authorized by the Certificate of Incorporation to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in such series and to fix the designations, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors deems it advisable to, and hereby does, designate a Series A Preferred Stock and fixes and determines the rights, preferences, qualifications, limitations and restrictions relating to the Series A Preferred Stock as follows:

1.   Designation. The shares of such series of Preferred Stock shall be designated "Series A Preferred Stock" (referred to herein as the "Series A Preferred Stock") and senior to all other capital stock of the Corporation.

2.   Authorized Number. The number of shares constituting the Series A Preferred Stock shall be two (2).

3.   Dividends. The holders of the Series A Preferred Stock shall not be entitled to any dividends.

4.   Liquidation Preference. The holders of the Series A Preferred Stock will not have any liquidation preference of any kind.

5.	Conversion. The holders of the Series A Preferred Stock shall not have any conversion rights of the Series A Preferred Stock into any common stock of the Corporation.

6.	Notices of Record Dates and Effective Dates. In case: the Corporation shall declare a dividend (or any other distribution) on the Common Stock payable otherwise than in shares of Common Stock; or the Corporation shall authorize the granting to the holders of Common Stock of rights to subscribe for or purchase any shares of capital stock of any class or any other rights; or of any reorganization (including stock split or combination), share exchange or reclassification of the capital stock of the Corporation, or of any consolidation or merger to which the Corporation is party or of the sale, lease or exchange of all or substantially all of the property of the Corporation; or of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation, then the Corporation shall cause to be mailed to the record holder of the Series A Preferred Stock at least twenty (20) days prior to the applicable record date or effective date hereinafter specified, a notice stating the date on which a record is to be taken for the purpose of such dividend, distribution or rights, or, if a record is not to be taken, the date as of which the holders of record of Common Stock to be entitled to such dividend, distribution or rights are to be determined or the date on which such dividend, granting of rights, reclassification, reorganization, share exchange, consolidation, merger, sale, lease, exchange, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of record of Common Stock shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such dividend, granting of rights, reclassification, reorganization share exchange, consolidation, liquidation, merger, sale, lease, exchange, dissolution, liquidation or winding up.

7.	Voting Rights.

(a)	General. The holders of Series A Preferred Stock shall be entitled to notice of any stockholder's meeting. In addition to the special voting rights provided herein and by applicable law, the holders of shares of Series A Preferred Stock shall be entitled to vote upon all matters upon which holders of the Common Stock have the right to vote, and shall be entitled to one vote per share of Series A Preferred Stock, at the record date for the determination of the stockholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of stockholders is solicited, such votes to be counted together with all other shares of capital stock having general voting powers and not separately as a class.

(b)	Special Class Vote. The holders of the Series A Preferred Stock shall be entitled to vote and shall vote separately as a class on all matters relating to, or in any way having an impact upon, the value, preferences, rights, powers, priority or ranking of the Series A Preferred Stock. In all cases where the holders of the Series A Preferred Stock have the right to vote separately as a class, such holders shall be entitled to one vote for each such share held by them and the affirmative vote of all the shares of the Series A Preferred Stock outstanding shall be required.

(c)	Election of Directors. For so long as any of the Series A Preferred Stock remains outstanding: (i) the holders of the Series A Preferred Stock, voting separately as a class, shall be entitled to elect two (2) directors to the Board of Directors (the "Series A Preferred

Stock Directors"), (a) one of whom will be the chief financial officer of the Corporation if such person accepts the nomination and election, and (b) one of whom will be nominated and elected as the sole discretion of the holders of the Series A Preferred Stock, provided that if the chief financial officer declines the nomination or election, then the holders of the Series A Preferred Stock will have the right to nominate and elect two of the directors of the Board of Directors; (ii) the Board of Directors shall at all times consist of a maximum of eight (8) persons; (iii) the Board of Directors shall not establish any committee, or delegate any of its duties to any committee or group of directors or other persons which does not include at least both of the Series A Preferred Stock Directors, unless one is disqualified because of not being "independent" as such term is defined by any one of the Rules and Regulations of the Securities and Exchange Commission or exchange on which any of the securities of the Corporation are listed or admitted for trading; (iv) all decisions made by any Compensation Committee or Audit Committee (and any other committee established by the Board of Directors) shall be by unanimous vote of all the members thereof; (vi) at any meeting held for the purpose of electing or removing directors, the presence in person or by proxy of the holders of Series A Preferred Stock then outstanding shall be required to constitute a quorum of the stockholders of the Corporation; (vii) a vacancy in the directorships that are elected by the holders of the Series A Preferred Stock shall be filled only by vote or written consent in lieu of a meeting of the holders of the Series A Preferred Stock; and (viii) any member of the Board of Directors elected by the holders of the Series A Preferred Stock (A) may only be removed by the vote of the holders of the Series A Preferred Stock voting thereon, and (B) may call a special meeting of the Board of Directors.

        (d)   Other Restrictions. For so long as any of the Series A Preferred Stock remains outstanding, without the unanimous consent of the Series A Preferred Stock Directors, the Corporation will not, and will not enter into any agreement to: (i) acquire a controlling interest in or substantially all of the capital stock of any person or entity (by purchase, merger or otherwise) or substantially all of the assets thereof; (ii) change the name, corporate identity, or jurisdiction of incorporation of the Corporation or amend its Certificate of Incorporation or By-Laws; (iii) issue any capital stock of the Corporation or derivatives of the capital stock of the Corporation (other than for the purpose of a capital raise for the Corporation) which shall include issuances for compensation reasons, stock options, and approval of equity compensatory plans, (iv) take any action which would materially restrict or change the ability of the Corporation to carry on its business as presently and intended to be conducted as set forth in the Private Placement Memorandum of the Corporation dated June 14, 2007, as amended (the "Private Placement Memorandum"); (v) increase the compensation of any director, officer, executive, or other senior employee of the Corporation, including, without limitation, any increase by means of any bonus or pension plan, contract or commitment; (vi) acquire or dispose of any assets, in a single transaction or a series of related transactions, which individually or in the aggregate have a value in excess of $200,000 (except in the ordinary course of business as described in the Private Placement Memorandum); (vii) modify the terms of the Acquisition Agreement of The Four Rivers BioEnergy Corporation, dated as of March 26, 2007, as amended, or any "lock-up" or similar agreements with any director, officer, executive or other senior employee of the Corporation; (viii) register for issuance to or resale by any director, officer, executive or other senior employee of the Corporation any capital stock of the Corporation; or (ix) disburse from the bank account of the Corporation into which the proceeds from the private placement pursuant to the Private Placement Memorandum are held, which individually or in the aggregate have a value of $200,000 or more. Notwithstanding the spending limitations of $200,000 under sub-parts (vi) and (ix) above, that limitation shall not apply to any amounts that have from time to time been approved by the board of directors under a budget. The initial budget for this purpose is the detailed Budget for the Project submitted by the Company to Med-Tech under condition 3 of Schedule 7 – Completion Agreements. Without limiting the foregoing, for so long as any of the Series A Preferred Stock remains outstanding, without the prior written consent of the holders of the outstanding Series A Preferred Stock, the Corporation will not (i) declare or pay any dividends or make any distribution with respect to, or any direct or indirect redemption or purchase of, any shares of capital stock of the Corporation; (ii) offer itself for sale (by sale of stock, assets or otherwise), effect any merger, consolidation or similar business combination involving the Corporation; (iii) change the nature of the business or the overall business plan of the Corporation as set forth in the Private Placement Memorandum or enter into any new business; (iv) issue any shares of capital stock or preferred stock that is senior or equal in any respect to the Series A Preferred Stock, including, without limitation, any other class of stock (or security convertible into such a class of stock) entitled to a preference prior to or on a parity with the Series A Preferred Stock as to vote; (v) acquire any interest in, engage or transact any business with, or enter into, modify or terminate any agreement, contract, understanding or arrangement, whether written or oral, with any Related Party (as hereinafter defined); or (vi) increase the authorized amount of any class of its securities. A "Related Party" means (a) any officer, director or shareholder of the Corporation or any subsidiary of the Corporation, (b) any affiliate of any of the foregoing, including, without limitation, any shareholder or any relative thereof, or (c) any entity or person in which any officer, director or shareholder of the Corporation has any direct or indirect interest or any entity or person controlling, controlled by or under common control with any such entity or person

        (e)   References to the Corporation shall include the direct and indirect subsidiaries of the Corporation, such that the subsidiaries shall be restricted from taking actions that the Corporation is restricted from taking pursuant to the terms of the Series A Preferred Stock.

        (f)   In the event there is a requirement of a decision that requires the two Series A Preferred Stock directors to act unanimously, and they cannot agree, then the decision shall be referred to the entire board of directors in which decision process they will have the right to participate. This provision will apply only to such items that can be referred to the entire board, it being understood that certain committee approvals in compliance with listing or other regulation may have to remain in the purview of the committee.

        8.   <u>Waiver</u>. The holders of the outstanding Series A Preferred Stock may by an affirmative vote (including by written consent) waive any right or privilege to which such holders may be entitled under this Certificate; <u>provided</u> that any such waiver shall not operate or be construed as a waiver of such right or privilege in the future, unless the waiver explicitly so provides.

        9.   <u>Transfer of Shares</u>. The holders of the Series A Preferred Stock may not transfer, pledge, or hypothecate the shares of Series A Preferred Stock to any person or entity not an affiliate of the holders without the written consent of the Corporation, such consent to be determined by a majority vote of the board of directors at a meeting or by consent in accordance



with the certificate of incorporation and bylaws of the Corporation, notwithstanding any of the terms of this certificate of designations.

10. Retirement of Shares. The Series A Preferred Stock will automatically terminate and be retired on the earlier of (i) Nov. 30, 2009, and (ii) the date on which investors introduced by International Capital Partners to the Corporation who invested in the Corporation own the equivalent of less than 20% of the then outstanding common equity of the Corporation. The termination of the Series A Preferred Stock will be for no redemption or conversion price. The calculation of the 20% amount specified above will be in accordance with the method of calculation under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The shares of Series A Preferred Stock terminated and retired or otherwise redeemed or acquired by the Corporation will be retired and cancelled and shall be returned to the status of authorized and unissued shares of preferred stock and not be reissued.

B. The recitals and resolutions contained herein have not been modified, altered or amended and are presently in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on November 16, 2007.

MED-TECH SOLUTIONS, INC.

By: [signature]
Name: Mark A. McLeary
Title: Chief Executive Officer

Attest:

[signature]
Name: Andrew D. Hudders